Filed by Traffix, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Traffix, Inc.
Commission File No.: 000-27046